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|FORM 4|
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[ ] Check this box if no longer subject
    to Section 16. Form 4 or Form 5
    obligations may continue.  See
    Instruction 1(b).



                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

   KRAUS                             HARRY
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   (Last)                           (First)             (Middle)

                             1517 S.W. SUNSET BLVD.
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                                    (Street)

  PORTLAND                            OR                 97201
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     VALESC INC./VLES.OB
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

     December 15, 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |_|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________

     President of Subsidiary
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
________________________________________________________________________________

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           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                       2A.                       Securities Acquired (A) or      Beneficially   ship
                            2.         Deemed       3.           Disposed of (D)                 Owned          Form:     7.
                            Trans-     Execution    Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            action     Date, if     Code         ------------------------------- Reported       (D) or    Indirect
1.                          Date       any          (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           (Month/    (Month/      ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  Day/Year)  Day/Year)     Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
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
Common Stock                12/15/02                 J(1)            202,800(1)   A     (1)      542,932(1)      D
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

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                                 9.
                                                                                                                 Number     10.
                                                                                                                 of         Owner-
                                                                                                                 Deriv-     ship
                                                                                                                 ative      Form
             2.                                                                                                  Secur-     of
             Conver-                                 5.                              7.                          ities      Deriv-
             sion                                    Number of                       Title and Amount            Bene-      ative
             or                                      Derivative    6.                of Underlying      8.       ficially   Secur-
             Exer-               3A.        4.       Securities    Date              Securities         Price    Owned      ity:
             cise                Deemed     Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)   of       Follow-    Direct
             Price    3.         Execut-    action   or Disposed   Expiration Date   ----------------   Deriv-   ing        (D) or
1.           of       Trans-     ion        Code     of(D)         (Month/Day/Year)            Amount   ative    Reported   In-
Title of     Deriv-   action     Date if    (Instr.  (Instr. 3,    ----------------            or       Secur-   Trans-     direct
Derivative   ative    Date       any        8)       4 and 5)      Date     Expira-            Number   ity      action(s)  (I)
Security     Secur-   (Month/    Month/     ------   ------------  Exer-    tion               of       (Instr.  (Instr.    (Instr.
(Instr. 3)   ity      Day/Year)  Day/Year)  Code V    (A)   (D)    cisable  Date     Title     Shares   5)       4)         4)
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

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
Explanation of Responses:

(1) On December 15, 2002, Valesc Inc. acquired a corporation (the "Target") from SMT Enterprises Corporation ("SMT") in exchange for 650,000 shares of its common stock. The purchase price was based upon a multiple of the Target's previous years' gross profits. Concurrently with the acquisition, SMT directed the Valesc stock to its shareholders, including 202,800 shares to Harry Kraus. In addition to his direct ownership, Mr. Kraus also owns 82,992 Valesc shares indirectly through his 31% ownership of SMT.


      /s/ HARRY KRAUS                                           12/17/02
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
      Name: Harry Kraus
      Title: President of OJI Surgical, Inc.


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


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